Exhibit 99.1

Nexters Continues to Demonstrate Substantial Growth in Q3 2021

November 17, 2021 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company which strives to introduce the joy of core gaming experiences to casual players, today announced its unaudited financial and operational results for the third quarter of 2021.

Third Quarter 2021 Highlights

Financial:

·	Record high quarterly revenues of $115 million, growing 77% year-over-year
·	Non-cash non-recurring listing expense of $125 million caused a net loss in the third quarter of 2021, which amounted to $104 million vs. $11 million in the respective period of 2020
·	Adjusted Net Profit in the amount of $8 million in Q3 2021 vs. an Adjusted Net Loss of $11 million in the respective period of 2020
·	Сash flow generated from operating activities of $51 million, growing 59% year-over-year
·	Our cash and cash equivalents totaled $105 million as of September 30, 2021

Operational:

·	Q3 2021 bookings of $151 million, growing 29% year-over-year
·	Bookings from Asia nearly doubled year-over-year, now constituting 26% of total bookings
·	Bookings from Desktop platforms grew 55% year-over-year, now constituting 30% of total bookings, taking platform commissions down to 27% of revenues in Q3 2021, declining 1 p.p. year-over-year
·	Monthly paying users of 371 thousand in Q3 2021, growing 30% year-over-year
·	Average Bookings per Paying User of $128, broadly stable compared to $132 in Q3 2020
·	Advertisement sales of $9 million, more than doubling year-over-year, now constituting 6% of total bookings

Products & M&A:

·	Chibi Island, a new casual adventure game officially released on iOS and Android with total install base approaching 1.5 million.
·	Throne Rush, a strategy game, launched on Web
·	Hero Wars mobile version recently celebrated its 5th anniversary, with the title’s lifetime bookings surpassing a milestone of $1 billion
·	Nexters launched Boost program as one of the M&A initiatives to provide independent developers with expertise and funds needed to launch their games and build successful international businesses.

Quote by CEO and Co-founder, Andrey Fadeev:

“The third quarter has been quite significant for Nexters as within this period we reached two milestones which will influence our further long-term development and growth.

In accordance with our organic growth strategy, we see casual games as an opportunity to significantly expand into a larger audience of casual players. We’ve been quite successful with casual titles on social; and now, with the traction we have on mobile with Hero Wars, our plan is to use all our knowledge, experience and best practices to deliver successful casual games on mobile platforms. Chibi Island, a new casual adventure game which was officially released in July this year, is the first title of that genre with more to follow in the coming months.

On the non-organic side of our growth strategy, in September we launched the Boost program to support the indie game development scene. While our broader mergers and acquisitions strategy encompasses gaming companies and studios of various size, this program targeting the smaller indie market is our first officially announced initiative. Boost will focus on talented teams with innovative games and is intended to help them build a successful international business on a global scale thanks to Nexters’ expertise in various genres and on various platforms that we have accumulated within our years of growth.

So besides positive financial metrics, we set strategic vectors in the third quarter, the effects of which will, we believe, positively contribute to Nexters’ long-term performance.”

Third quarter 2021 financial performance

US$ million	Q3 2021	Q3 2020	Change (%)	9M 2021	9M 2020	Change (%)
Revenue	115	65	77%	312	187	67%
Platform commissions	(31)	(18)	72%	(85)	(54)	57%
Game operation cost	(5)	(4)	25%	(13)	(11)	18%
Selling and marketing expenses	(64)	(53)	21%	(219)	(126)	74%
G&A expenses	(6)	(0.3)	n.m.	(14)	(1)	n.m.
Share listing expense*	(125)	—	n.m.	(125)	—	n.m.
Net loss	(104)	(11)	n.m.	(135)	(7)	n.m.
Adjusted Net Income/Loss	8	(11)	n.m.	(20)	(7)	n.m.

Cash flows generated from operating activities	51	32	59%	62	79	-22%

* Non-cash non-recurring expense by nature.

In the third quarter of 2021 our revenue increased by $50 million (or 77%) year-over-year and amounted to $115 million, driven primarily by an increase in bookings in the amount of $34 million (or 29%) year-over-year to $151 million.

Platform commissions increased by 72% in the third quarter of 2021 compared with the same period in 2020, driven primarily by the increase in revenues.

Game operation costs increased by $1 million in third quarter 2021 vs. the same period in the prior year to reach $5 million due to an increase in the scale of the Group’s operations.

Selling and marketing expenses in the third quarter of 2021 increased by $11 million, or 21% year-over-year, and amounted to $64 million. The increase was due to growth of the investments into the acquisition of additional players in the third quarter of 2021 vs. the same period in prior year. Our selling and marketing expenses came back to the normalized level in the third quarter of 2021, driving the total 30% lower as compared to the peak levels of the second quarter of 2021, in line with our initial plan.

General and administrative expenses (hereinafter referred to as “G&A expenses”) increased by $6 million in the third quarter 2021 vs. third quarter 2020. The increase was primarily driven by an increase in personnel and other expenses resulting from: (i) recurring and non-recurring expenses associated with listing on NASDAQ; (ii) consolidation of the Russian subsidiaries since the beginning of the 2021 and (iii) the increase in the scale of the Group’s operations.

Excluding the non-recurring expenses related to our business combination with Kismet Acquisition One Corp, G&A expenses in Q3 2021 would have increased by approximately $4 million over the low amount recorded in the comparative period of the prior year, driven by an increase in personnel and other expenses resulting from: (i) recurring expenses associated with listing on NASDAQ; (ii) consolidation of the Russian subsidiaries since the beginning of the 2021 and (iii) the increase in the scale of the Group’s operations.

Share listing expense is a non-cash non-recurring expense, which is determined as the excess of the fair value of the equity instruments issued by the Company over the fair value of the identified net assets contributed by Kismet Acquisition One Corp in its business combination with Nexters (please refer to Note 11 of the Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2021 and September 30, 2020 for further details regarding the share listing expense).

Net loss in the third quarter of 2021 amounted to $104 million vs. $11 million in the respective period of 2020. The net loss in the third quarter of 2021 originated predominantly from the non-cash non-recurring share listing expense in the amount of $125 million.

We have achieved an Adjusted Net Profit in the amount of $8 million in the third quarter of 2021, an increase of $19 million vs. an Adjusted Net Loss of $11 million in the respective period of 2020. This significant increase was primarily driven by the increase in revenues partially offset by the increase in selling and marketing expenses, platform commissions and G&A expenses.

Cash flows generated from operating activities amounted to $51 million in the third quarter of 2021 vs. $32 million in the same period of 2020, up 59% demonstrating the increased efficiency and cash generation capacity of our business in the third quarter of 2021. Our cash flows generated from operating activities also substantially improved in comparison to the immediately preceding quarter, when this parameter was negative.

Third quarter 2021 operational performance

	Q3 2021	Q3 2020	Change	9M 2021		9M 2020	Change
Bookings ($ million)	151	117	29%	418	*	325	29%
share of advertising	6%	3%	3p.p.	5%		3%	2p.p.
MPU (thousand)	371	286	30%	361		285	27%
ABPPU ($)	128	132	(3)%	122		122	0%
Total FTE (at the end of the period)	661	376	76%	661		376	76%

* Here and elsewhere in this press release the bookings for the nine months ended September 30, 2021 have been restated to account for the correction of an immaterial error in respect of taxes (please refer to Note 4 of the Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2021 and September 30, 2020 for further details).

The share of advertisement sales as percentage of total bookings approximately doubled in the third quarter of 2021 to 6% compared to 3% in the third quarter of 2020.

Our substantial investments in marketing in 2021 resulted in a substantial increase in MPUs, which reached 371 thousand in the third quarter of 2021 vs. 286 thousand in the respective period of 2020, a growth of 30%. In the third quarter of 2021 we have observed growth in bookings across all key platforms and geographies, with especially strong performance in the Desktop version of our games and in Asia, growing 55% and 95% respectively year-over-year.

In the third quarter of 2021 ABPPU remained relatively stable at $128 in comparison to $132 in the respective period of 2020 as we originated a substantial number of new paying users in 2021, who tend to have lower ABPPUs at the beginning of their lifespans, accompanied by the fact that the share of the paying users located in the geographies where the users tend to spend less in online gaming increased in our number of total MPUs.

The substantial increase in MPUs accompanied by a relatively stable level of ABPPU resulted in quarterly bookings of $151 million in the third quarter of 2021, which grew 29% year-over-year from $117 million in the third quarter of 2020.

Split of bookings by platform	Q3 2021	Q3 2020	Change (%)	9M 2021	9M 2020	Change (%)
Mobile	70%	75%	20%	68%	77%	14%
Desktop	30%	25%	55%	32%	23%	79%

The Desktop versions of our games enable us to access a wider audience and expand our addressable market. Additionally, bookings generated on this platform are subject to a lower commission, taking the platform commissions down to 27% of revenues in the third quarter of 2021, declining 1 p.p year-over-year. In the mobile platforms, growth was predominantly driven by iOS, where we continue to see attractive user acquisition costs.

Split of bookings by geography	Q3 2021	Q3 2020	Change (%)	9M 2021	9M 2020	Change (%)
US	30%	37%	5%	32%	39%	6%
Europe	21%	23%	19%	22%	23%	23%
Asia	26%	17%	95%	24%	15%	104%
FSU	13%	15%	11%	13%	15%	10%
Other	10%	8%	67%	9%	8%	46%

Geographically, the strongest growth of bookings of 95% year-over-year was demonstrated in Asia, with Japan and South Korea being the key drivers.

In the second half of 2021 we remained on track with our new game releases. In July 2021 we released Chibi Island on iOS and Android. As of 30th September 2021, this new casual adventure game accumulated ca. 1.4 million downloads on iOS and Android. Every month it engages 280 thousand players on average and generates between $200 to $300 thousand of bookings. Throne Rush, a fantasy strategy and one of the Company’s earliest games, has been launched on the Web platform in October 2021 with a view towards a further diversification of platforms and a reduction of commissions. Furthermore, we are in preparations to soft-launch one more casual game in the coming weeks. The new releases are in line with the company’s product strategy that, besides further scaling in the mid-core market, has a strong focus on genre diversification. Hero Wars, the Company’s largest game, proceeds to grow – its mobile version has recently celebrated its 5th anniversary, with the title’s lifetime bookings surpassing a milestone of $1 billion.

Towards the end of September, Nexters launched the Boost program – an M&A initiative for talented teams across the world with a focus on Russian-speaking developers in Eastern European countries. The program will provide select developers with know-how to unlock the participants’ full potential and is designed to help them achieve international success as well as investments that range between approximately $500,000 and $2.5 million per project in exchange for an equity share in the studio. Since its launch the Boost team has reviewed dozens of projects and is continuing to establish connections within the indie community, as well as having started negotiations with a few potential targets. Nexters Boost is the first public step in the Company’s broader mergers and acquisitions strategy to grow Nexters as a consolidator. This program should diversify the Company’s product portfolio and bring new growth opportunities in the coming years.

Q3 and 9M 2021 conference call and webcast

Nexters will host a conference call and webcast to discuss its results at 10:00 a.m. U.S. Eastern Time (5:00 p.m. Moscow time, 3:00 p.m. London time) the same day.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928000
UK (toll free):	08003767922
UK (local):	08445718892
USA (toll free):	18669661396
USA (local):	16315107495
Russian Federation (toll free):	81080023575011
Russian Federation (local):	4952499849

Conference ID:	1467608

Webcast: https://edge.media-server.com/mmc/p/i9c4n6nv

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 600+ inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations
Roman Safiyulin | Chief Corporate Development Officer
r.safiyulin@nexters.com

Media
Andrey Akimov | Chief Communications Officer
aa@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1 filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-GAAP Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted Net Income/Loss” (the “Non-GAAP Financial Measure”). The Company defines Adjusted Net Income/Loss as the net income/loss as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) share-based compensation expense, (ii) impairment of non-current assets, (iii) any gains and losses arising as result of business combinations (including the amortization of intangible assets acquired in the business combinations and transaction costs related to the business combinations) and (iv) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-GAAP Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-GAAP Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-GAAP Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the Net Income/Loss to the Adjusted Net Income/Loss

(US$ million)	Q3 2021	Q3 2020	9M 2021	9M 2020
Net loss	(104)	(11)	(135)	(7)
Add back:
- Share based compensation expense	-	-	1
- Impairment of non-current assets	-	-	-	-
- Gains and losses arising as result of business combinations*	125	-	125	-
- Other items that we do not consider indicative of our ongoing operating performance**	(13)	-	(10)	-
- Tax effect of the reconciling items	-		(1)
Adjusted Net Income/Loss	8	(11)	(20)	(7)

* Consists entirely of the non-cash non-recurring share listing expense.

** Includes non-recurring expenses related to the listing on NASDAQ and merger with Kismet Acquisition One Corp which are added back less the gain resulting from change in fair value of the warrant obligations.